SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 1st, 2012, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

    By letter dated October 1st, 2012, the Company reported that its Board of Directors called an Ordinary and Extraordinary General Shareholders' Meeting to be held on October 31st, 2012, at 12:30 h., outside the registered office at Bolivar 108 1º Floor, CABA, according to the following agenda:

1.	Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.
2.	Reallocation of liabilities for deferred tax originated in the application of adjustment due to inflation.
3.	Consideration of the documents set forth under Section 234, Paragraph 1, Law 19,550, for the fiscal year ended 06.30.2012.
4.	Consideration of the performance of the Board of Directors.
5.	Consideration of the performance of the Supervisory Committee.
6.	Treatment and allocation of the results of the fiscal year ended on 06.30.2012, which posted a profit of $327,842,000.
7.
Consideration of Board of Directors’ compensation corresponding to fiscal year ended 06.30.2012 in the amount of $35,627,581 (total compensations), $23,540,452 in excess of the limit of 5% (five per cent) of the earnings, increased pursuant to Section 261 of Law 19,550 and the Regulations of the Argentine Securities Exchange Commission, on account of the amount of the advance cash dividend approved by Shareholders' Meeting dated 05.23.2012. Delegation to the Board of Directors of the approval of the Auditing Committee‘s budget.

8.	Consideration of the Supervisory Committee‘s compensation for the fiscal year ended on 06-30-2012.
9.	Determination of the number and appointment of Regular Directors and Alternate Directors by reason of the expiration of term of office.
10.	Appointment of Regular and Alternate Members of the Supervisory Committee.-
11.	Appointment of Certifying Accountant for the next fiscal year and determination of his compensation. Delegations.
12.	Updating of report on Shared Services Agreement.
13.	Treatment of amounts paid for shareholders’ Personal Assets Tax.
14.	Amendment to Section XVI of the By-laws of the company in respect to distance board of directors' meetings. Delegations and authorizations.
15.	Amendment to Section XVIII of the By-laws of the company. Expansion of the list of officers authorized to answer interrogatories. Delegations and authorizations.
16.
Updating of the report on Incentive Plan for the benefit of the officers of the company according to the provisions approved and ratified by 2009/2010 and 2011 Shareholders' Meetings respectively. Consideration of the approvals and delegations and the ratification and/or rectification thereof for a new period.

17.
Consideration of the acquisition, in any manner, of the Convertible Notes issued by the Company, maturing in 2014, including the possibility, with no limitations, of making a repurchase offer and/or any other manner of acquisition. Establishment of the minimum and maximum limits for the acquisition thereof. Delegations and authorizations.

Note: the record of book-entry shares is kept by Caja de Valores S.A. (CVSA), domiciled at 25 de Mayo 362, City of Buenos Aires, therefore, in order to attend the Shareholders’ Meeting, shareholders are required to obtain a certificate of the book-entry shares account kept by CVSA and furnish it for deposit at Florida 537, Floor 18, City of Buenos Aires (4322-0033), from 10 to 18 h., until 10-25-2012 inclusively. The parties making such a deposit will be supplied with a certificate of admission to the Shareholders’ Meeting. When considering items 12 to 17 of the agenda, the Shareholders’ Meeting shall be extraordinary in nature, a quorum of 60% being required. Eduardo Sergio Elsztain Chairman, appointed by Shareholders’ Meeting dated 10-29-09, and Board of Directors’ Meeting of allocation of duties dated 10-30-09.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 4, 2012